                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ...)*



                              Bay Bancshares, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $1.00 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   07203 N 109
                             ----------------------
                                 (CUSIP Number)




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. 07203 N 109            13G           Page 2 of 7 Pages

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           W. E. GWALTNEY, JR.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (A) / /
           NONE
                                                   (B) / /
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
  NUMBER OF       5  SOLE VOTING POWER

   SHARES                 0
                 --------------------------------------------------------------
 BENEFICIALLY     6  SHARED VOTING POWER

  OWNED BY                143,343
                 --------------------------------------------------------------
    EACH          7  SOLE DISPOSITIVE POWER

  REPORTING               0
                 --------------------------------------------------------------
   PERSON         8  SHARED DISPOSITIVE POWER

   WITH                   143,343
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     143,343
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           / /
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     7.0%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

   CUSIP No. 07203 N 109              13G           Page 3 of 7 Pages

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                GWALTNEY INTERESTS, LIMITED
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (A) / /
           NONE
                                                   (B) / /
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
-------------------------------------------------------------------------------
  NUMBER OF       5  SOLE VOTING POWER

   SHARES                 0
                 --------------------------------------------------------------
 BENEFICIALLY     6  SHARED VOTING POWER

  OWNED BY                143,343
                 --------------------------------------------------------------
    EACH          7  SOLE DISPOSITIVE POWER

  REPORTING               0
                 --------------------------------------------------------------
   PERSON         8  SHARED DISPOSITIVE POWER

   WITH                   143,343
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     143,343
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           / /
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     7.0%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------

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                                    ITEM 1(a)

Name of issuer:  The name of the issuer is Bay Bancshares, Inc. ("Bancshares").

                                    ITEM 1(b)

Address of issuer's principal executive offices: The principal executive office of Bancshares is 1001 Highway 146 South, LaPorte, Texas 77571

                                    ITEM 2(a)

Name of person filing: The reporting persons are W. E. Gwaltney, Jr. and Gwaltney Interests, Limited. W. E. Gwaltney, Jr. is a general partner and a limited partner of Gwaltney Interests, Limited.

                                    ITEM 2(b)

Address or principal business office or, if none, residence:  The address of W.
E. Gwaltney, Jr. and Gwaltney Interests, Limited is 3039 Fondren, LaPorte, Texas 77571.

                                    ITEM 2(c)

Citizenship: W. E. Gwaltney, Jr. is a citizen of the United States of America. Gwaltney Interests, Limited is organized in the State of Texas.

                                    ITEM 2(d)

Title of class of securities: The class of securities of Bancshares owned beneficially by W. E. Gwaltney, Jr. and Gwaltney Interests, Limited is common stock, $1.00 par value (the "Common Stock").

                                    ITEM 2(e)

CUSIP Number: 07203 N 109

                                     ITEM 3

Not applicable

                                     ITEM 4

Ownership:

(a) The amount of securities beneficially owned by each of W. E. Gwaltney, Jr. and Gwaltney

     Interests, Limited is 143,343 shares of Common Stock.

(b)  The percent of the class of Common Stock beneficially owned by each of W.
     E. Gwaltney, Jr. and Gwaltney Interests, Limited is 7.0%.

(c) W. E. Gwaltney, Jr. and Gwaltney Interests, Limited each has the shared power to vote or to direct the vote of 143,343 shares of the Common Stock and the shared power to dispose or to direct the disposition of 143,343 shares of the Common Stock.

                                     ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                     ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                     ITEM 9

Notice of Dissolution of Group:  Not applicable

                                     ITEM 10

Certification:  Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              February 12, 1998
                              -----------------------------------
                              (Date)


                              /s/ W. E. Gwaltney, Jr.
                              -----------------------------------
                              (Signature)


                              W. E. Gwaltney, Jr.
                              -----------------------------------
                              (Name/Title)


                              GWALTNEY INTERESTS, LIMITED.



                              By: /s/ W. E. Gwaltney, Jr.
                                 --------------------------------
                                   W. E. Gwaltney, Jr.

                              Its:
                                  -------------------------------

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                                    EXHIBIT 1

                                    AGREEMENT


     The undersigned reporting person hereby agrees that the statements filed pursuant to this Schedule 13G dated February 12, 1998, to which this Agreement is filed as an exhibit, is filed on behalf of him.



                              /s/ W. E. Gwaltney, Jr.
                              -----------------------------------
                              W. E. Gwaltney, Jr.


                              GWALTNEY INTERESTS, LIMITED.


                              By: /s/ W. E. Gwaltney, Jr.
                                 --------------------------------
                                   W. E. Gwaltney, Jr.

                              Its:
                                  -------------------------------